The Prudential Series Fund
655 Broad Street
Newark, New Jersey 07102

June 22, 2016

VIA EDGAR SUBMISSION

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549
Attention: Ms. Kathy Chirko

Re: The Prudential Series Fund

SEC Staff Comments on Form N-CSR Filing

On behalf of The Prudential Series Fund (the “Fund”), we are submitting this letter in response to comments which we received by telephone from the staff of the Securities and Exchange Commission (the “SEC”) on May 6, 2016 relating to the SEC’s review of the Fund’s filing of its annual submission on Form N-CSR for the fiscal year ended December 31, 2015.

For your convenience, we have set forth each comment below, followed by the applicable response.

1.	Comment: With respect to Item 2 of Form N-CSR, to the extent that there are any waivers, amendments or revisions to the Code of Ethics that applies to the Fund’s principal executive officer, principal financial officer, principal accounting officer or other persons performing these functions, these should be disclosed in Item 2.

Response: The Fund did not waive, amend or otherwise revise its Code of Ethics during the reporting period covered by the filing on Form N-CSR. The Fund acknowledges that if, in the future, the Code of Ethics is waived, amended or otherwise revised, appropriate disclosure would be included in Item 2.

2.	Comment: With respect to the report to stockholders included in Form N-CSR (Item 1), the performance discussion relating to the Conservative Balanced Portfolio discusses and compares the performance of the Portfolio to a custom blended benchmark index. Pursuant to the requirements of Form N-1A, the performance of the Portfolio is required to be compared to a “broad-based securities index.” We do not believe that the custom blended benchmark index constitutes a “broad-based securities index.” The Portfolio may also compare its performance to a more narrowly based index.

Response: In response to this comment, in future reports to stockholders we will include performance comparisons for an appropriate broad-based securities index, and, as applicable, a more narrowly based index.

3.	Comment: With respect to the report to stockholders included in Form N-CSR (Item 1) for Conservative Balanced Portfolio and High Yield Portfolio, there should be included in the prospectus appropriate disclosure explaining the risk of higher turnover in connection with the use of mortgage dollar rolls.

Response: We plan to include relevant additional disclosure in the prospectus when the prospectus undergoes its next annual update.

In connection with the Commission Staff’s review of the filings, the Registrant acknowledges that, with respect to filings made by each Registrant with the Commission and reviewed by the Staff: (a) each Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) each Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel